                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                       VININGS INVESTMENT PROPERTIES TRUST
                                (Name of issuer)

                SHARES OF BENEFICIAL INTEREST, without par value
                         (Title of class of securities)

                                   927428 20 1
                                  (CUSP number)
                                  Peter D. Anzo
                      President and Chief Executive Officer
                       Vinings Investment Properties Trust
                        3111 Paces Mill Road, Suite A-200
                                Atlanta, GA 30339
   (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 23, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

- --------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSP NO. 927428 20 1                                           Page 2 of 6 Pages


     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             MARTIN H. PETERSEN

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             PF

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Georgia

       NUMBER OF           7       SOLE VOTING POWER

        SHARES                     81,285

     BENEFICIALLY          8       SHARED VOTING POWER

     OWNED BY EACH                 None

       REPORTING           9       SOLE DISPOSITIVE POWER

        PERSON                     81,285

         WITH              10      SHARED DISPOSITIVE POWER

                                   None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             81,285 shares of beneficial interest

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.52%

    14       TYPE OF REPORTING PERSON *

             IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The securities to which this statement relates are the shares of beneficial interest, without par value (the "Shares"), of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 3111 Paces Mill Road, Suite A-200, Atlanta, GA 30339.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name:

                  Martin H. Petersen ("Mr. Petersen")

         (b)      Business Address:

                  3111 Paces Mill Road, Suite A-200
                  Atlanta, Georgia 30339

         (c)      Principal Occupation; Name and Address of Principal Business
                  Address:

                  President
                  Vinings Group, Inc.
                  3111 Paces Mill Road, Suite A-200
                  Atlanta, Georgia 30339

         (d) and (e). During the last five years, Mr. Petersen her been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Petersen was a shareholder and Vice President and a director of Vinings Investment Properties, Inc. ("VIP"), a private company which on January 31, 1996 commenced a tender offer (the "Tender Offer") for a minimum of 50% and a maximum of 85% of the issued and outstanding Shares of the Trust, pursuant to which VIP purchased 6,337,279 Shares from holders who tendered their Shares.

         On July 1, 1996, the Trust effected a 1-for-8 reverse share split. On July 23, 1996, VIP was dissolved and liquidated and, accordingly, Mr. Petersen received 81,160 Shares, representing his proportionate ownership of VIP common stock, in return for his canceled shares of common stock of VIP.

ITEM 4.  PURPOSE OF TRANSACTION.

         As described in Item 3, Mr. Petersen acquired the Shares as a result of the dissolution of VIP and has acquired these Shares for investment purposes only.

         Mr. Petersen has no present plan to acquire additional securities of the Trust; however, no assurance can be given that Mr. Petersen may not from time to time acquire additional securities of the Trust depending upon future market conditions. Except as set forth herein and except as may be required to carry out his duties and responsibilities as a trustee of the Trust, Mr. Petersen has no present plan or proposal which relates to or would result in:

         (a) the acquisition of additional securities of the Trust, or the disposition of securities of the Trust;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Trust or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

         (d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Trust;

         (f) any other material change in the Trust's business or corporate structure;

         (g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

         (h) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) Mr. Petersen directly owns 81,285 Shares of the Trust, representing 7.52% of the issued and outstanding Shares as of the date hereof. Amounts reported herein do not include 49,570 Shares beneficially owned by A&P Investors, Inc., of which Mr. Petersen is a director, officer and minority stockholder. Mr. Petersen disclaims ownership of all such Shares not reported herein and this Schedule 13D shall not be deemed an admission that Mr.
Petersen is the beneficial owner of such securities.

         (b) Mr. Petersen has sole power to vote and dispose of 81,285 Shares of the Trust.

         (c) Mr. Petersen has not effected any transactions in the Shares of the Trust during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, Mr. Petersen is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Trust, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Trust, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: August 2, 1996                            Martin H. Petersen
                                                 ------------------
                                                 Martin H. Petersen